Super Group Reports Financial Results for Second Quarter 2024

•	Revenue of €414.7 million for the second quarter of 2024 - an all-time quarterly record

•	Loss for the three months ended June 30, 2024 of €0.8 million includes non-cash charges of €36.8 million relating to the impairment of DGC related assets

•
Non-GAAP Adjusted EBITDA ex-US of €98.3 million for the three months ended June 30, 2024 is the highest quarterly ex-US adjusted EBITDA to date, offset by a non-GAAP Adjusted EBITDA loss of €16.4 million from the US, resulting in total non-GAAP Adjusted EBITDA of €81.9 million

•	Unrestricted cash of €306.8 million at June 30, 2024
New York, NY – August 7, 2024 – Super Group (SGHC) Limited (NYSE: SGHC) (“SGHC” or “Super Group”), the parent company of Betway, a leading online sports betting and gaming business, and Spin, the multi-brand online casino, today announced second quarter 2024 unaudited consolidated financial results.
Neal Menashe, Chief Executive Officer of Super Group, commented: “The second quarter of 2024 was our strongest quarter ever and demonstrates the exceptional progress we continue to make as a business. I'm glad we have reached a conclusion in shutting the US sports betting market and we continue more generally to optimize our global footprint both in terms of geography and product. I'm really excited to welcome English Premier League champions, Manchester City, and South Africa’s Premier Soccer League, now known as the Betway Premiership, to our brand sponsorship portfolio. Our outlook for the remainder of the year is strong, and we look forward to making 2024 a super year for Super Group.”
Alinda van Wyk, Chief Financial Officer of Super Group, stated: "We achieved new quarterly records for the ex-US business for both total revenue of €408 million and Adjusted EBITDA of €98 million. The continued focus of growth in key markets, along with the significant progress made on realizing cost efficiencies, contributed to a strong second quarter ex-US EBITDA margin of 24%. Given the strength we have seen in the first half of the year, we are confident in raising our ex-US Adjusted EBITDA guidance for the full year 2024 to greater than €300m. Finally, our debt-free balance sheet continues to show strength, and we were pleased to return capital to shareholders through the announcement of our first ever dividend."

Financial Highlights:
•Revenue increased by 9% to €414.7 million for the second quarter of 2024 (constant currency: 11% to €422.5 million from €380.8 million in the same period of the prior year, driven by growth from the Africa and North America (predominantly Canada) markets partially offset by declines from the Middle East and Asia-Pacific markets.
•Loss for the period was €0.8 million for the second quarter of 2024 and includes non-cash charges of €36.8 million relating to the impairment of DGC related assets. Profit for the period of €27.6 million for the second quarter of 2023 included a non-cash charge of €6.1 million related to the change in fair value of option liability.
•Adjusted EBITDA, a non-GAAP measure, increased by 8% to €81.9 million for the second quarter 2024 compared to €75.9 million in the second quarter of 2023.
•Monthly Active Customers increased by 21% to 4.5 million during the second quarter of 2024 from 3.7 million in the second quarter of 2023.
•Cash and cash equivalents was €306.8 million at June 30, 2024, up from €241.9 million at December 31, 2023. This net increase during the six months ended June 30, 2024 was the result of:
◦Inflows from operating activities amounting to €104.5 million;
◦Outflows from investing activities of €42.9 million. This was mainly as a result of further investment in tangible and intangible assets of €44.8 million, predominantly due to the capitalization of expenditure on software, issuance of a loan to Apricot Investments Limited of €10.0 million, deferred consideration paid of €2.1 million relating to the 15 Marketing Limited acquisition and cash paid of €2.0 million for an investment in associate. These outflows were offset in part by €9.2 million of consideration received from the sale of the B2B division of DGC, as well as €6.3 million resulting from receipts of interest and repayment of loans receivable;
◦Outflows from financing activities of €3.7 million, mainly due to lease payments; and
◦A gain of €7.0 million as a result of foreign currency fluctuations on foreign cash balances held over this period.

Revenue by Geographical Region for the Three Months Ended June 30, 2024 in € ‘000s:

	Betway	Spin	Total
Africa and Middle East	152,767	876	153,643
Asia-Pacific	6,740	30,278	37,018
Europe	44,914	20,629	65,543
North America	38,314	111,775	150,089
South/Latin America	3,515	4,938	8,453
Total revenue	246,250	168,496	414,746
	%	%	%
Africa and Middle East	62%	1%	37%
Asia-Pacific	3%	18%	9%
Europe	18%	12%	16%
North America	16%	66%	36%
South/Latin America	1%	3%	2%

Revenue by Geographical Region for the Three Months Ended June 30, 2023 in € ‘000s:

	Betway	Spin	Total
Africa and Middle East	110,029	298	110,327
Asia-Pacific	41,142	27,973	69,115
Europe	36,519	20,608	57,127
North America	37,590	99,514	137,104
South/Latin America	3,657	3,459	7,116
Total revenue	228,937	151,852	380,789
	%	%	%
Africa and Middle East	48%	0%	29%
Asia-Pacific	18%	18%	18%
Europe	16%	14%	15%
North America	16%	66%	36%
South/Latin America	2%	2%	2%

Revenue by Geographical Region for the Six Months Ended June 30, 2024 in € ‘000s:

	Betway	Spin	Total
Africa and Middle East	292,030	1,283	293,313
Asia-Pacific	14,666	57,393	72,059
Europe	83,919	39,249	123,168
North America	70,612	220,372	290,984
South/Latin America	6,988	7,485	14,473
Total revenue	468,215	325,782	793,997
	%	%	%
Africa and Middle East	63%	0%	36%
Asia-Pacific	3%	18%	9%
Europe	18%	12%	16%
North America	15%	68%	37%
South/Latin America	1%	2%	2%

Revenue by Geographical Region for the Six Months Ended June 30, 2023 in € ‘000s:

	Betway	Spin	Total
Africa and Middle East	197,453	752	198,205
Asia-Pacific	76,190	50,922	127,112
Europe	71,008	41,946	112,954
North America	75,245	192,065	267,310
South/Latin America	7,333	6,396	13,729
Total revenue	427,229	292,081	719,310
	%	%	%
Africa and Middle East	46%	0%	28%
Asia-Pacific	17%	18%	17%
Europe	17%	14%	16%
North America	18%	66%	37%
South/Latin America	2%	2%	2%

Revenue by product line for the Three Months Ended June 30, 2024 in € ‘000s:

	Betway	Spin	Total
Online casino[1]	154,903	168,252	323,155
Sports betting[1]	84,319	—	84,319
Brand licensing[2]	5,263	—	5,263
Other[3]	1,765	244	2,009
Total revenue	246,250	168,496	414,746
Revenue by product line for the Three Months Ended June 30, 2023 in € ‘000s:

	Betway	Spin	Total
Online casino[1]	120,819	151,620	272,439
Sports betting[1]	94,221	1	94,222
Brand licensing[2]	8,316	—	8,316
Other[3]	5,581	231	5,812
Total revenue	228,937	151,852	380,789
1 Sports betting and online casino revenues are not within the scope of IFRS 15 ‘Revenue from Contracts with Customers’ and are treated as derivatives under IFRS 9 ‘Financial Instruments’. Fixed Odds Contingencies has been reclassified from sports betting in the prior period to online casino in order to align to the current year classification. Fixed Odds Contingencies are casino style games in respect of which the odds are agreed at the time of the bet and accepted under the sports licenses in certain jurisdictions.
2 Brand licensing revenues are within the scope of IFRS 15 ‘Revenue from Contracts with Customers’.
3 Other relates mainly to DGC usage fee income as well as profit share and outsource fees from external customers.

Revenue by product line for the Six Months Ended June 30, 2024 in € ‘000s:

	Betway	Spin	Total
Online casino[1]	294,031	325,103	619,134
Sports betting[1]	157,349	60	157,409
Brand licensing[2]	11,128	—	11,128
Other[3]	5,707	619	6,326
Total revenue	468,215	325,782	793,997
Revenue by product line for the Six Months Ended June 30, 2023 in € ‘000s:

	Betway	Spin	Total
Online casino[1]	223,813	291,595	515,408
Sports betting[1]	175,653	46	175,699
Brand licensing[2]	17,148	—	17,148
Other[3]	10,615	440	11,055
Total revenue	427,229	292,081	719,310
1 Sports betting and online casino revenues are not within the scope of IFRS 15 ‘Revenue from Contracts with Customers’ and are treated as derivatives under IFRS 9 ‘Financial Instruments’. Fixed Odds Contingencies has been reclassified from sports betting in the prior period to online casino in order to align to the current year classification. Fixed Odds Contingencies are casino style games in respect of which the odds are agreed at the time of the bet and accepted under the sports licenses in certain jurisdictions.
2 Brand licensing revenues are within the scope of IFRS 15 ‘Revenue from Contracts with Customers’.
3 Other relates to profit share, royalties and outsource fees from external customers.

Non-GAAP Financial Information
This press release includes non-GAAP financial information not presented in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.
EBITDA, Adjusted EBITDA and revenue on a constant currency basis are non-GAAP company-specific performance measures that Super Group uses to supplement the Company’s results presented in accordance with IFRS. EBITDA is defined as profit before depreciation, amortization, finance income, finance expense and income tax expense. Adjusted EBITDA is EBITDA adjusted for RSU expense, change in fair value of options, unrealized foreign exchange, gain on disposal business, impairment of assets and other adjustments. Constant currency revenue growth is calculated by translating non-Euro performance for 2023 and 2024 using 2023 exchange rates.
Super Group believes that these non-GAAP measures are useful in evaluating the Company’s operating performance as they are similar to measures reported by the Company’s public competitors and are regularly used by securities analysts, institutional investors and other interested parties in analyzing operating performance and prospects.
Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses that are required by IFRS to be recorded in Super Group’s financial statements. In order to compensate for these limitations, management presents non-GAAP financial measures together with IFRS results. Non-GAAP measures should be considered in addition to results and guidance prepared in accordance with IFRS, but should not be considered a substitute for, or superior to, IFRS results.
Reconciliation tables of the most comparable IFRS financial measure to the non-GAAP financial measures used in this press release, other than revenue on a constant currency basis, and supplemental materials are included below. Super Group urges investors to review the reconciliation and not to rely on any single financial measure to evaluate its business. In addition, other companies, including companies in our industry, may calculate similarly named non-GAAP measures differently than we do, which limits their usefulness in comparing our financial results with theirs.

Reconciliation of (Loss) / Profit after taxation to EBITDA and Adjusted EBITDA for the Three and Six Months Ended June 30, in € ‘000s:

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
(Loss) / Profit for the period	(805)	27,559	40,067	25,636
Income tax expense	21,355	14,203	29,099	20,640
Finance income	(2,534)	(2,070)	(5,672)	(3,266)
Finance expense	1,364	537	2,671	1,084
Depreciation and amortization expense	21,823	20,311	41,725	41,755
EBITDA	41,203	60,540	107,890	85,849
Change in fair value of options	(268)	6,087	12,838	8,278
RSU expense[1]	3,432	3,262	7,150	7,402
Unrealized foreign exchange[1]	1,619	783	4,745	3,894
Gain on disposal of business	—	—	(40,135)	—
Impairment of assets	36,775	—	—	—
Other adjustments[1,2]	(848)	5,195	(983)	6,495
Adjusted EBITDA	81,913	75,867	91,505	111,918

Adjusted EBITDA, ex-US	98,286	88,365	166,942	140,891
Adjusted EBITDA, US	(16,373)	(12,498)	(38,662)	(28,973)
1 Adjusted EBITDA has been restated for the prior period presented to include unrealized foreign exchange movements, additional RSU expenses and other adjustments.
2 Other adjustments in 2023 includes non-recurring bad debt and SOX implementation fees relating to new acquisitions.

Webcast Details
The Company will host a webcast at 8:30 a.m. ET today to discuss the second quarter 2024 financial results. Participants may access the live webcast and supplemental earnings presentation on the events & presentations page of the Super Group Investor Relations website at: https://investors.sghc.com/events-and-presentations/default.aspx.

About Super Group (SGHC) Limited
Super Group (SGHC) Limited is the holding company for leading global online sports betting and gaming businesses: Betway, a premier online sports betting brand, and Spin, a multi-brand online casino offering. The group is licensed in multiple jurisdictions, with leading positions in key markets throughout Europe, the Americas and Africa. The group’s sports betting and online gaming offerings are underpinned by its scale and leading technology, enabling fast and effective entry into new markets. Its proprietary marketing and data analytics engine empowers it to responsibly provide a unique and personalized customer experience. Super Group has been ranked no.6 in the EGR Power 50 for the last two years. For more information, visit www.sghc.com.
Contacts:
Investors:
investors@sghc.com
Media:
media@sghc.com
Source: Super Group

Forward-Looking Statements
Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.
These forward-looking statements include, but are not limited to, expectations and projections of market opportunity, growth and profitability, expansion into new markets and expectations for the remainder of 2024, including ex-US Adjusted EBITDA guidance for 2024.
These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the ability to implement business plans, forecasts and other expectations, and identify and realize additional opportunities; (ii) the ability to maintain the listing of Super Group’s securities on a national securities exchange; (iii) changes in the competitive and regulated industries in which Super Group operates; (iv) variations in operating performance across competitors; (v) changes in laws and regulations affecting Super Group’s business; (vi) Super Group’s inability to meet or exceed its financial projections; (vii) changes in general economic conditions; (viii) changes in domestic and foreign business, market, financial, political and legal conditions; (ix) future global, regional or local economic and market conditions affecting the sports betting and gaming industry; (x) changes in existing laws and regulations, or their interpretation or enforcement, or the regulatory climate with respect to the sports betting and gaming industry; (xi) the ability of Super Group’s customers to deposit funds in order to participate in Super Group’s gaming products; (xii) compliance with regulatory requirements in a particular regulated jurisdiction, or Super Group’s ability to successfully obtain a license or permit applied for in a particular regulated jurisdiction, or maintain, renew or expand existing licenses; (xiii) the technological solutions Super Group has in place to block customers in certain jurisdictions, including jurisdictions where Super Group’s business is illegal, or which are sanctioned by countries in which Super Group operates from accessing its offerings; (xiv) Super Group’s ability to restrict and manage betting limits at the individual customer level based on individual customer profiles and risk level to the enterprise; (xv) the ability by Super Group’s key executives, certain employees or other individuals related to the business, including significant shareholders, to obtain the necessary licenses or comply with individual regulatory obligations in certain jurisdictions; (xvi) protection or enforcement of Super Group’s intellectual property rights, the confidentiality of its trade secrets and confidential information, or the costs involved in protecting or enforcing Super Group’s intellectual property rights and confidential information; (xvii) compliance with applicable data protection and privacy laws in Super Group’s collection, storage and use, including sharing and international transfers, of personal data; (xviii) failures, errors, defects or disruptions in Super Group’s information technology and other systems and platforms; (xix) Super Group’s ability to develop new products, services, and solutions, bring them to market in a timely manner, and make enhancements to its platform; (xx) Super Group’s ability to maintain and grow its market share, including its ability to enter new markets and acquire and retain paying customers; (xxi) the success, including win or hold rates, of existing and future online betting and gaming products; (xxii) competition within the broader entertainment industry; (xxiii) Super Group’s reliance on strategic relationships with land based casinos, sports teams, event planners, local licensing partners and advertisers; (xxiv) events or media coverage relating to, or the popularity of, online betting and gaming industry; (xxv) trading, liability management and pricing risk related to Super Group’s participation in the sports betting and gaming industry; (xxvi) accessibility to the services of banks, credit card issuers and payment processing services providers due to the nature of Super Group’s business; (xxvii) the regulatory approvals related to proposed acquisitions and the integration of the acquired businesses; and (xxviii) other risks and uncertainties indicated from time to time for Super Group including those under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on April 25, 2024, and in Super Group’s other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in other documents filed or that may be filed by Super Group from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Super Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Super Group does not give any assurance that it will achieve its expectations.

Super Group (SGHC) Limited
Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income
for the Three and Six Months Ended June 30, 2024 and 2023
(€ in '000s, except for shares and (loss) / profit per share)

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
Revenue	414,746	380,789	793,997	719,310
Direct and marketing expenses	(299,243)	(277,329)	(603,127)	(553,039)
General and administrative expenses	(38,664)	(37,861)	(77,965)	(74,453)
Other operating income	720	1,028	4,312	2,309
Gain on disposal of business	—	—	40,135	—
Depreciation and amortization expense	(21,823)	(20,311)	(41,725)	(41,755)
Impairment of assets	(36,775)	—	(36,775)	—
Finance income	2,534	2,070	5,672	3,266
Finance expense	(1,364)	(537)	(2,671)	(1,084)
Change in fair value of options	268	(6,087)	(12,838)	(8,278)
Share of post-tax profit of equity accounted associate	151	—	151	—
Profit before taxation	20,550	41,762	69,166	46,276
Income tax expense	(21,355)	(14,203)	(29,099)	(20,640)
(Loss) / Profit for the period	(805)	27,559	40,067	25,636

(Loss) / Profit for the period attributable to:
Owners of the parent	(791)	26,578	40,293	24,173
Non-controlling interest	(14)	981	(226)	1,463
	(805)	27,559	40,067	25,636
Other comprehensive income items that may be reclassified subsequently to profit
Foreign currency translation	9,543	1,190	15,655	(792)
Other comprehensive income / (expense) for the period	9,543	1,190	15,655	(792)

Total comprehensive profit for the period	8,738	28,749	55,722	24,844

Total comprehensive profit for the period attributable to:
Owners of the parent	8,752	27,768	55,948	23,381
Non-controlling interest	(14)	981	(226)	1,463
	8,738	28,749	55,722	24,844

Weighted average shares outstanding, basic	501,447,006	498,517,588	501,006,962	498,337,223
Weighted average shares outstanding, diluted	501,447,006	499,544,535	503,615,557	499,394,699

(Loss) / Profit per share, basic (cents)	(0.16)	5.33	8.04	4.85
(Loss) / Profit per share, diluted (cents)	(0.16)	5.32	8.00	4.84

Super Group (SGHC) Limited
Consolidated Statements of Financial Position
as at June 30, 2024 and December 31, 2023
(€ in '000s)

	Unaudited
	2024	2023
ASSETS
Non‐current assets
Intangible assets	164,865	193,395
Goodwill	89,527	94,915
Property, plant and equipment	17,252	17,406
Right-of-use assets	22,728	24,866
Deferred tax assets	42,146	36,703
Regulatory deposits	12,448	11,951
Loans receivable	1,094	89,090
Investment in associate	2,255	—
Financial assets, including derivative	447	174
Prepayment for sportsbook software[1]	102,437	—
	455,199	468,500
Current assets
Trade and other receivables	132,772	154,615
Loans receivable	1,664	6,719
Income tax receivables	11,008	12,535
Restricted cash	37,580	38,287
Cash and cash equivalents	306,792	241,923
Assets held for sale	—	38,292
	489,816	492,371
TOTAL ASSETS	945,015	960,871

Non-current liabilities
Lease liabilities	22,270	23,919
Deferred tax liability	2,936	4,684
Derivative financial instruments	2,057	2,056
Contingent consideration	330	322
	27,593	30,981
Current liabilities
Lease liabilities	5,552	5,226
Interest-bearing loans and borrowings	36	87
Deferred and contingent consideration	308	2,392
Trade and other payables	227,757	195,392
Customer liabilities	56,368	67,592
Provisions	7,566	44,826
Income tax payables	18,178	25,840
Dividends payable[2]	46,725	—
Derivative liability associated with assets held for sale	—	42,600
Liabilities associated with assets held for sale	—	7,140
	362,490	391,095
TOTAL LIABILITIES	390,083	422,076
EQUITY
Issued capital	289,753	289,753
Treasury shares	(2,632)	(2,632)
Accumulated other comprehensive profit / (deficit)	8,231	(7,424)
Retained profit	241,339	240,618
Equity attributable to owners of the parent	536,691	520,315
Non-controlling Interest	18,241	18,480
SHAREHOLDERS' EQUITY	554,932	538,795
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	945,015	960,871
1 Prepayment for sportsbook software arose as a result of a reclassification of the loan receivable from Apricot Investments Limited
2 The Company expects that any distributions made during the current tax year will be treated as dividends for US federal income tax purposes